UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Application of Northeast     )         CERTIFICATE PURSUANT TO
Utilities on Form U-1        )         RULE 24 UNDER THE PUBLIC
File No. 70-9543             )         UTILITY HOLDING COMPANY ACT
                             )         of 1935


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Pursuant to the  requirements  of Rule 24 under the Public Utility
Holding Company Act of 1935, as amended (the "Act"), Northeast Utilities ("NU"), certifies that the transactions, as proposed in the Application/Declaration to the Commission on Form U-1 (File No. 70-9543), as amended, and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-27148, dated March 7, 2000, have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application/Declaration and of the Commission's order with respect thereto. Specifically, (i) NU guaranteed the performance of certain obligations of its exempt wholesale generator subsidiary, Northeast Generation Company ("NGC"), under NGC's agreement to purchase certain generating assets from The Connecticut Light and Power Company and Western Massachusetts Electric Company, regulated public utility subsidiaries of NU, and (ii) on March 14, 2000, NU used the proceeds of a short-term borrowing to invest in NGC an amount which, when aggregated with NU's current "aggregate investment" in "Exempt Wholesale Generators," would not exceed 83% of NU's "consolidated retained earnings" as of December 31, 1999, as such terms are defined in Rule 53 under the Act.

Submitted with this Certificate is the "past tense" opinion of counsel.


                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Northeast Utilities has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.

                                          Northeast Utilities


                                          By:   /s/ David R. McHale
                                                  Name:  David R. McHale
                                                  Title: Vice President and
                                                     Treasurer


Dated:  March 24, 2000.